NEW MEDIA INSIGHT GROUP, INC.
28202 N. 58th Street
Cave Creek, Arizona 85311
Telephone: (480) 275-2294

February 6, 2015

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:      Mark P. Shuman, Branch Chief – Legal

Dear Sirs:

Re:	New Media Insight Group, Inc. (the “Company”)
Amendment (No. 1) to Registration Statement on Form S-1
Filed January 13, 2015
File No. 333-201461

Further to the filing of an amended registration statement on Form S-1/A filed by the Company on February 5, 2015 (the “Registration Statement”), the Company writes to you to respond to your letter addressed to the Company and dated February 3, 2015 regarding the Company’s Registration Statement on Form S-1/A. For your ease of reference, the responses of the Company to your comments are numbered in a corresponding manner:

Calculation of Registration Fee Table

1.

1. You seek to register the distribution of 3,688,066 shares, but at current average prices of approximately $.28 per share and with the application of 30% purchase discount to the current market price, approximately 7,142,857 shares would need to be issued to generate the $2 million of investments from Premier Venture Partners that are contemplated by your agreement with that entity. It appears you should be registering the minimum number of shares that would be needed to enable you to deliver $2 million of shares to Premier at current prices (giving effect to the 30% discount), together with the initial commitment shares. Revise throughout your document to use a basic total share amount that is consistent with market price levels that exist near the time of the filing of your next amendment.

Response:           The Company has amended the Registration Statement to address the concerns outlined in the above comment.

2.

In your response letter, please explain the reference to Rule 457(o) that you provide in footnote (3) to the fee table, or ensure that you refer to the paragraph that applies to your transaction. It does not appear that you are registering a dollar amount of securities, but a specific number of shares.

Response:           The Company has amended the Registration Statement to address the concerns outlined in the above comment. The prior reference to Rule 457(o) was an oversight by the Company.

Prospectus Cover Page, page 3

3.

You disclose throughout that Premier “may be deemed” to be an underwriter. Please revise to state that Premier is an underwriter. Because Premier is an underwriter for the purpose of your offering, you should remove any statements indicating that Premier may rely on Securities Act Rule 144 to sell its shares, such as the text on page 24.

Response:           The Company has amended the Registration Statement to address the concerns outlined in the above comment.

Risk Factors, page 9

4.

Please include a risk factor that highlights the risk from your lack of effective internal controls over financial reporting. In this regard, we note your disclosure in section 4.17 of your Equity Purchase Agreement and page 29 of your Form 10-K for the fiscal year ended April 30, 2014.

Response:           The Company has amended the Registration Statement to address the concerns outlined in the above comment.

5.

Please add risk factor disclosure discussing the adverse effect that declining prices for your common stock would have on the terms at which you will be able to raise the $2 million in capital under the agreement with Premier Venture. The risk factor should include examples of the potential impact of 25%, 50% and 75% declines in your stock price from the price levels at the time of your next amendment (and ultimately the desired effective time) on the number of shares issuable in draws.

Response:           The Company has amended the Registration Statement to address the concerns outlined in the above comment.

Item 7 – Selling Security Holders, page 19

6.

Please delete the columns “Beneficial Ownership After Offering” and “Percentage Owned Upon Completion of the Offering.” At the completion of the offering, all the shares acquired by Premier Venture under the Equity Purchase Agreement will have been distributed to the public through resales. Additionally, the Equity Purchase Agreement does not allow Premier Venture to hold more than 4.9% of the shares at any time. Further, the shares issuable to Premier Venture under the Equity Purchase Agreement do not appear to be “beneficially owned” within the meaning of term as defined by Rule 13d-3 of the Exchange Act.

Response:           The Company has amended the Registration Statement to address the concerns outlined in the above comment.

Item 8 – Plan of Distribution

Regulation M, page 24

7.

We note from your disclosure in the fourth paragraph on page 24 that Premier may engage in short selling. Please reconcile this disclosure with section 3.3 of your Equity Purchase Agreement, in which Premier agreed to sell your stock short. In addition, please provide us with your analysis in support of your disclosure that short selling by Premier conforms to the restrictions imposed by Rules 101 and 102 of Regulation M.

Response:           The Company has amended the Registration Statement to address the concerns outlined in the above comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

8.

You indicate in this section that financing activities are a source of liquidity. Given your cash balance as of October 31, 2014 and your anticipated operating expenses of $500,000, please discuss how you plan to use your Equity Purchase Agreement to address your capital needs during the next 12 months.

Response:           The Company has amended the Registration Statement to address the concerns outlined in the above comment.

Item 16 – Exhibits

Exhibit 5.1

9.

The legal opinion states that the shares “have been, or will be” duly authorized, legally issued, fully paid and non-assessable. Please separately identify the shares that have been legally issued and are fully paid and non-assessable. Also identify the shares that are not yet issued and summarize the conditions that must be satisfied in order for those shares to be legally issued, fully paid and non-assessable.

Response:           The Company has amended the accompanying legal opinion in the Registration Statement to address the concerns outlined in the above comment.

Exhibit 10.2

10.

Section 7.3 of the Equity Purchase Agreement requires that the representations and warranties by New Media be true and correct at each Closing Date. The Representations and Warranties of the Company in Section 4 of the Agreement include “material adverse effect” provisions defined in section 4.1. Please provide us your analysis regarding the operation of the material adverse effect clause, including whether its exercise by Premier would terminate the Equity Purchase Agreement in its entirety or whether the Agreement would remain in place when the material adverse effect provision is exercised with regard to a specific Closing.

Response:           The analysis of the Company regarding the operation of the material adverse effect clause of the Equity Purchase Agreement is that the Equity Purchase Agreement shall become temporarily unenforceable during the effectiveness of a material adverse effect. Therefore, the Equity Purchase Agreement

i.	shall remain in place when the material adverse effect provision is exercised with regard to a specific Closing; and

ii.	become enforceable again if the material adverse effect is remedied pursuant to the Equity Purchase Agreement.

Signatures, page 62

11.

Please expand the signature page to identify the person(s) signing in the capacity of principal financial officer, as well as in the capacity of controller or principal accounting officer. See Instruction 1 of the Instructions to Form S-1 and Section 6(a) of the Securities Act.

Response:           The Company has amended the Registration Statement to address the concerns outlined in the above comment.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

NEW MEDIA INSIGHT GROUP, INC.

Per:	/s/Michael Palethorpe
Michael Palethorpe
Director, President and Chief Executive Officer,
Chief Financial Officer, Secretary, Treasurer
(Principal Executive Officer, Principal Financial
Officer and Principal Accounting Officer)